UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
HARRIS CORPORATION

(Exact name of the registrant as specified in its charter)
Delaware    1-3863    34-0276860

(State or other jurisdiction of    (Commission    (IRS Employer
incorporation or organization)    File Number)    Identification No.)
1025 West NASA Boulevard, Melbourne, Florida 32919

(Address of principal executive offices)     (Zip code)

Scott T. Mikuen, (321) 727-9100

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
x Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD – Specialized Disclosure Report for Harris Corporation was filed for the reporting period from January 1, 2015 to December 31, 2015 (this “2015 SD Filing”).
Harris Corporation, together with its subsidiaries, is a leading technology innovator, solving customers' toughest mission-critical challenges by providing solutions that connect, inform and protect. We have approximately 22,000 employees supporting customers in more than 125 countries. Our largest customers are U.S. Government customers and their prime contractors.
We structure our operations primarily around the products and services we sell and the markets we serve, and we are organized in the following four business segments:

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Communication Systems, providing integrated system solutions for U.S. and international defense and public safety networks, including tactical ground and airborne radios, battlefield management software and night vision technology;

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Space and Intelligence Systems, providing complete earth observation, weather, geospatial, space protection and intelligence solutions from advanced sensors and payloads, as well as ground processing and information analytics;

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Electronic Systems, offering an extensive portfolio of solutions in electronic warfare, avionics, wireless technology, command, control, communications, computers and intelligence (“C4I”) and undersea systems; and

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Critical Networks, providing managed services supporting air traffic management, energy and maritime communications and ground network operation and sustainment, as well as high-value information technology (“IT”) and engineering services.

Because we believed for the reporting period from January 1, 2015 to December 31, 2015 (the “2015 Reporting Period”) that one or more “conflict minerals” (as defined in paragraph (d) of Item 1.01 of Form SD) were necessary to the functionality or production of many of the products manufactured by us or contracted by us to be manufactured, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals pursuant to Item 1.01 of Form SD. Below is a brief description of our RCOI and our RCOI results.
RCOI and RCOI Results
For the 2015 Reporting Period (the third reporting period under the U.S. Securities and Exchange Commission conflict minerals rules (“Conflict Minerals Rules”)), we expanded our RCOI coverage to encompass the operations of Exelis Inc. and its subsidiaries (collectively, “Exelis”), which we acquired on May 29, 2015, and we remain in the process of integrating Exelis operations, including supply chain, with our other operations. Due to the vast and increased number of suppliers in our supply chain, we continued to use for the 2015 Reporting Period a survey approach targeting the larger‑dollar‑volume suppliers for our company. We used the survey template developed by the Electronic Industry Citizens Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). This survey form was designed to ascertain from a supplier the presence, if any, and source, origin and processing facility of conflict minerals in the products, materials and supplies that supplier provides to us, as well as to obtain other information regarding the supply chain for those conflict minerals, that supplier’s conflict minerals program and the reliability of the information provided by that supplier.
Our targeted group of larger‑dollar‑volume suppliers represented approximately 59% of our total direct spend with suppliers (including original equipment manufacturers supplying to us through distributors) (our “Total Direct Spend”). Expanding our RCOI coverage to encompass the acquired Exelis operations increased our Total Direct Spend for the 2015 Reporting Period by approximately 27% compared with the prior reporting period and increased the number of suppliers we surveyed for the 2015 Reporting Period by approximately 50% compared with the prior reporting period. We sent our survey form to our targeted suppliers notifying them of the Conflict Minerals Rules and our conflicts minerals policy. We requested them to complete a GeSi/EICC Conflict Minerals Reporting Template, for which we would need their accurate and timely responses. We analyzed each completed survey form for completeness and content relative to the types of information we sought and otherwise to determine if it was reasonable for us to rely on the supplier’s response and the information included therein. We followed up with non-responsive suppliers and those submitting surveys that were incomplete or contained inconsistent information.
We received completed survey forms from responsive suppliers representing approximately 59% of our Surveyed Spend (as defined below), or approximately 35% of our Total Direct Spend. In addition, we received unsolicited surveys from suppliers representing approximately an additional 5% of our Surveyed Spend, or approximately an additional 2% of our Total Direct Spend. Thus, we received solicited and unsolicited completed survey forms on which we determined it was reasonable for us to rely from suppliers representing approximately 37% of our Total Direct Spend (and we refer in this 2015 SD Filing to our Total Direct Spend represented by the suppliers from whom we solicited survey forms, together with those from whom we received unsolicited survey forms, as our “Surveyed Spend”).

A summary of certain information in those solicited and unsolicited completed survey forms follows:

•
Suppliers responding that the products, materials and supplies those suppliers provided to us did not contain any of the four conflict minerals (tin, tantalum, tungsten, gold) represented approximately 7% of our Surveyed Spend (approximately 4% of our Total Direct Spend).

•
Suppliers responding that any conflict minerals in the products, materials and supplies those suppliers provided to us did not originate in the Democratic Republic of the Congo or an “adjoining country” (as defined in paragraph (d) of Item 1.01 of Form SD) (collectively, the “covered countries”) represented approximately 22% of our Surveyed Spend (approximately 12% of our Total Direct Spend).

•
Suppliers responding that the source of any conflict minerals in the products, materials and supplies those suppliers provided to us was uncertain or unknown represented approximately 20% of our Surveyed Spend (approximately 12% of our Total Direct Spend).

•
Suppliers responding that any conflict minerals in the products, materials and supplies those suppliers provided to us were believed to have originated from the covered countries represented approximately 15% of our Surveyed Spend (approximately 9% of our Total Direct Spend).

Based on our RCOI, we determined for the 2015 Reporting Period that the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers responding as described in the second and third bullets above did not originate in the Democratic Republic of the Congo or an adjoining country or that we had no reason to believe that such necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.
Additionally, for the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers responding as described in the fourth bullet above, we determined based on our RCOI for the 2015 Reporting Period that we knew such necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources, or that we had reason to believe that such necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and have reason to believe that such necessary conflict minerals may not be from recycled or scrap sources. Consequently, we exercised due diligence on the source and custody of such necessary conflict minerals pursuant to Item 1.01(c) of Form SD, and we have filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD.
Our 2015 SD Filing and Conflict Minerals Report are publicly available on our Internet website at the following link:
http://harris.com/corporate_responsibility/ext_conflict_minerals.aspx
Item 1.02 Exhibit
Our Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Exhibits
Item    2.01 Exhibits
The following exhibit is filed herewith:
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
HARRIS CORPORATION
By: /s/ Scott T. Mikuen

Name:	Scott T. Mikuen

Title:	Senior Vice President, General Counsel and Secretary
Date: May 27, 2016

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